Filed by Diamond Foods, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: The Procter & Gamble Company
Commission File No: 001-00434
The following letter was sent to certain employees of The Procter & Gamble Company on April 5, 2011.
April 5, 2011
On behalf of the employees and shareholders of Diamond Foods, we are pleased to announce that our two companies have agreed to merge the Pringles business into Diamond. Pringles is an iconic global snack brand, and we look forward to enabling the combination of our collective brand and organizational resources to create a truly unique snack food company. We believe that with a shared, heightened focus in the snack food industry, we can create a platform positioned for long term growth and profitability.
We welcome the opportunity to work with you in creating a dynamic vision for the future. In the coming weeks, I will be visiting the various Pringle facilities and employees to start the process of crafting our vision for the company together. I am confident that we can effectively leverage the skills and talents of the employees.
For your information we have attached a fact sheet about Diamond and welcome you to visit our website to learn more about the company.
Best regards,

Michael J. Mendes
Chairman, President and CEO

Diamond Foods Fact Sheet
ABOUT DIAMOND
Diamond Foods is an innovative packaged food company focused on building, acquiring and energizing brands including Kettle Brand® potato chips, Diamond of California® culinary nuts, Emerald® snack nuts, and Pop Secret® popcorn.

Headquarters: San Francisco, CA	NASDAQ Trading Symbol: DMND
Corporate Website: diamondfoods.com	Number of Employees: 1,500
Plant Locations: Stockton, CA; Salem, OR; Beloit, WI; Fishers, IN; Van Buren, IN; Norwich, England
Total Net Sales 2011 (guidance provided 3/8/11): $925-$950 million representing growth of 36%-40% over fiscal 2010.
BRANDS
Snack Diamond sells snack products under the Emerald, Pop Secret and Kettle brands.
•	Emerald snack nuts Introduced in 2004 and approaching a 10 share of the $2.9 billion U.S. snack nut market. It is the fastest growing snack nut brand in the category offering a full range of innovative products in distinctive packaging formats. Please visit emeraldnuts.com to learn more.

•	Pop Secret popcorn Acquired in 2008, the brand has re-gained its 26% share of the microwave popcorn category in the past two years with a brand re-launch around a new contemporary positioning. Pop Secret offers a full line of better-for-you and classic popcorn flavors. Please visit popsecret.com to learn more.

•	Kettle Brand chips Acquired in 2010, Kettle Brand products are sold in both the U.S. and across Europe as well as parts of Asia. This fast growing brand was the pioneer in offering an all-natural potato chip for a discerning, premium consumer. Since the acquisition, we have invested in brand support as well as capital infrastructure to continue this strong growth. Please visit kettlebrand.com and kettlefoods.co.uk to learn more.

Culinary and in-shell nuts Diamond of California is the category leader in culinary nuts with a market share more than nine times the next branded competitor. It has a tradition of bringing innovative new packaging and products to help consumers incorporate nuts into everyday meals. Please visit diamondnuts.com to learn more.
Ingredient nuts Diamond markets it culinary nut products to high quality food manufacturers and restaurants in both the U.S. and international markets. Our customers use our products to add flavor, texture and enhance the nutritional value of their product offerings.

NOTE REGARDING FORWARD-LOOKING STATEMENTS
This release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, including projections of Diamond’s and the combined company’s results and the expected benefits of the transaction. Forward-looking statements necessarily depend on assumptions, data or methods that may be incorrect or imprecise and are subject to risks and uncertainties. Actual results could differ materially from projections made in this release. Some factors that could cause actual results to differ from our expectations include the timing of closing the transaction and the possibility that the transaction is not consummated, risks of integrating acquired businesses and entering markets in which we have limited experience, availability and pricing of raw materials, impact of additional indebtedness, loss of key suppliers, customers or employees, and an increase in competition. A more extensive list of factors that could materially affect our results can be found in Diamond’s periodic filings with the Securities and Exchange Commission (“SEC”). They are available publicly and on request from Diamond’s Investor Relations department.
ADDITIONAL INFORMATION
In connection with the proposed transaction between Diamond and P&G, Diamond will file a registration statement on Form S-4 with the SEC. This registration statement will include a proxy statement of Diamond that also constitutes a prospectus of Diamond, and will be sent to the shareholders of Diamond. Shareholders are urged to read the proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information about Diamond, Pringles and the proposed transaction. The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents (when they are available) can also be obtained free of charge from Diamond upon written request to Diamond Foods, Inc., Investor Relations, 600 Montgomery Street, San Francisco, California 94111 or by calling (415) 445-7425, or from P&G upon written request to The Procter & Gamble Company, Shareholder Services Department, P.O. Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.
This communication is not a solicitation of a proxy from any security holder of Diamond. However, P&G, Diamond and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Diamond Foods, Inc. may be found in its 2010 Annual Report on Form 10-K filed with the SEC on October 5, 2010, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on November 26, 2010. Information about the directors and executive officers of The Procter & Gamble Company may be found in its 2010 Annual Report on Form 10-K filed with the SEC on August 13, 2010, and its definitive proxy statement relating to its 2010 Annual Meeting of Shareholders filed with the SEC on August 27, 2010.